AB 3/4/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2003 WASH. D.C. 187

SEC FILE NUMBER
8-37855

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2002__ AND ENDING __12/31/2002__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spring Street Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

999 Third Avenue, Suite 3650

(No. and Street)

Seattle   WA   98104

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William W. Wurts   206/622-3700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP

(Name – *if individual, state last, first, middle name*)

1001 Fourth Avenue, Suite 2900   Seattle   WA   98154-1199

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __William W. Wurts__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Spring Street Securities, Inc.__ , as of __December 31st,__ , 20_02_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

__President__
Title

Suzanne M. Stonecipher
Notary Public
Suzanne M. Stonecipher

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SPRING STREET SECURITIES, INC.
(A Wholly Owned Subsidiary of Wurts & Associates, Inc.)

INDEPENDENT AUDITOR'S REPORT
and
FINANCIAL STATEMENTS
with
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2002 AND 2001

CONTENTS



MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Spring Street Securities, Inc.
(A Wholly Owned Subsidiary of Wurts & Associates, Inc.)

We have audited the accompanying statement of financial condition of Spring Street Securities, Inc. (a wholly owned subsidiary of Wurts & Associates, Inc.) (the Company) as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Spring Street Securities, Inc. as of December 31, 2001, were audited by other auditors whose report dated January 24, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Spring Street Securities, Inc. (a wholly owned subsidiary of Wurts & Associates, Inc.) as of December 31, 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The financial position and results of operations of the Company are significantly affected by allocations of expenses and other transactions with the parent company. Accordingly, the financial position and results of operations are not necessarily those that would have been achieved had the Company operated in an independent manner.

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world



MOSS-ADAMS LLP

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Seattle, Washington
February 10, 2003

SPRING STREET SECURITIES, INC.
(A Wholly Owned Subsidiary of Wurts & Associates, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash and cash equivalents	$ 191,800	$ 231,694
Commissions receivable	76,471	70,378
Total current assets	$ 268,271	$ 302,072

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 19,371	$ 17,966
Income taxes payable to parent	41,028	53,002
Dividends payable to parent	79,646	102,885
Total current liabilities	140,045	173,853
STOCKHOLDER'S EQUITY		
Common stock, $1 par value - 50,000 shares authorized; 100 shares issued and outstanding	100	100
Additional paid-in capital	14,900	14,900
Retained earnings	113,226	113,219
	128,226	128,219
	$ 268,271	$ 302,072

SPRING STREET SECURITIES, INC.
(A Wholly Owned Subsidiary of Wurts & Associates, Inc.)
STATEMENT OF INCOME
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES		
Measurement fees	$ 2,296,835	$ 2,853,256
Interest	3,002	7,046
	2,299,837	2,860,302
EXPENSES		
General and administrative expenses	64,499	75,068
INCOME BEFORE INCOME TAX PROVISION	2,235,338	2,785,234
PROVISION FOR INCOME TAX	760,012	946,940
NET INCOME	$ 1,475,326	$ 1,838,294

SPRING STREET SECURITIES, INC.
(A Wholly Owned Subsidiary of Wurts & Associates, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, December 31, 2000	$ 100	$ 14,900	$ 113,105	$ 128,105
Net income	-	-	1,838,294	1,838,294
Dividends declared	-	-	(1,838,180)	(1,838,180)
BALANCE, December 31, 2001	100	14,900	113,219	128,219
Net income	-	-	1,475,326	1,475,326
Dividends declared	-	-	(1,475,319)	(1,475,319)
BALANCE, December 31, 2002	$ 100	$ 14,900	$ 113,226	$ 128,226

	2002	2001
OPERATING ACTIVITIES		
Net income	$ 1,475,326	$ 1,838,294
Adjustments to reconcile net income to net cash from operating activities		
Changes in operating assets and liabilities		
Commissions receivable	(6,093)	76,911
Accounts payable and accrued expenses	1,405	985
Income taxes payable to parent	(11,974)	(26,085)
	1,458,664	1,890,105
FINANCING ACTIVITIES		
Dividends paid to parent	(1,498,558)	(1,888,816)
CHANGE IN CASH AND CASH EQUIVALENTS	(39,894)	1,289
CASH AND CASH EQUIVALENTS		
Beginning of year	231,694	230,405
End of year	$ 191,800	$ 231,694
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Income taxes paid to parent	$ 771,986	$ 973,025
SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING ACTIVITY		
Dividends declared and not paid	$ 79,646	$ 102,885

Note 1 - Nature of Business

Spring Street Securities, Inc. (the Company) is incorporated in the state of Washington and is a wholly owned subsidiary of Wurts & Associates, Inc. (the parent). The Company is a broker/dealer registered with the National Association of Securities Dealers, Inc. (NASD), and the parent provides the Company's clients with investment performance analysis and investment consultation. Both the Company and its parent are headquartered in Seattle, Washington, and approximately half of their business is conducted with clients in Washington State. Spring Street Securities, Inc. (a wholly owned subsidiary of Wurts & Associates, Inc.) also conducts business in California.

Note 2 - Significant Accounting Policies

Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition - The Company's parent directs brokerage transactions through the Company to certain executing broker/dealers with whom the parent has a clearing commission-sharing arrangement. These broker/dealers give up a substantial portion (generally 75% to 85%) of the commissions earned on these transactions to the Company.

During 2002, the Company started recognizing measurement fees on the settlement date, generally three business days after trade date for municipal and equity securities and one business day after trade date for U.S. government securities. As of December 31, 2002, and for the year then ended, the Company's financial condition and results of operations using the settlement date are not materially different from recording transactions on the trade date. As of December 31, 2001, and for the year then ended, measurement fees were recognized on the trade date.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Related Party Transactions

The Company's parent manages all the affairs of the Company and provides, at no cost, all administrative support for the Company's operations, including facilities, personnel, and administrative activities. Substantially all of the revenue (measurement fees) and expenses of the Company result from brokerage transactions directed to the Company by the parent's clients. The revenue and expenses are not necessarily the same as would have been achieved if the Company had operated on an independent basis. Amounts reflected in general and administrative expenses in the accompanying statements of income include only those expenses related to activities not provided by the parent at no cost and comprise state and local revenue-based taxes, professional liability insurance, and professional fees.

It is the Company's policy to remit by dividend substantially all of its net earnings to its parent after first providing for its net capital requirements. The Company has declared dividends of $1,475,319 and $1,838,180 for the years ended December 31, 2002 and 2001, of which $79,646 and $102,885 is payable to the parent at December 31, 2002 and 2001, respectively.

Note 4 - Income Taxes and Allocation Agreement

The Company participates in the filing of consolidated federal income tax returns with its parent. The Company and its parent have executed a tax allocation agreement pursuant to which the Company remits its income tax liability, as computed on a separate return basis, to the parent. The total amount paid under such agreement was $771,986 and $973,025 for the years ended December 31, 2002 and 2001, and an additional $41,028 and $53,002 was accrued at December 31, 2002 and 2001, respectively.

Note 5 - Net Capital Requirements

The Company is a registered broker/dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002 and 2001, the Company had net capital of $128,111 and $128,105, which exceeded net capital requirements by $118,775 and $116,515, and the ratio of aggregate indebtedness to net capital was 1.09 and 1.36 to 1, respectively.

Note 6 - Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at the regional office of the Securities and Exchange Commission.

SUPPLEMENTAL INFORMATION

SPRING STREET SECURITIES, INC.
(A Wholly Owned Subsidiary of Wurts & Associates, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2002 AND 2001

	2002	2001

COMPUTATION OF NET CAPITAL

COMPUTATION OF NET CAPITAL

	2002	2001
Total stockholder's equity	$ 128,226	$ 128,219
Less haircut on cash and cash equivalents	115	114
Net capital	128,111	128,105
Less net capital required - the greater of 6 2/3% of total indebtedness or $5,000	9,336	11,590
Net capital in excess of requirement	$ 118,775	$ 116,515

COMPUTATION OF AGGREGATE INDEBTEDNESS

	2002	2001
Accounts payable and accrued liabilities	$ 140,045	$ 173,853

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

	2002	2001
Net capital required, based on 6 2/3% of total indebtedness	$ 9,336	$ 11,590
Percentage of aggregate indebtedness to net capital	109%	136%
Ratio of aggregate indebtedness to net capital	1.09 to 1	1.36 to 1

A reconciliation of the Company's computation of net capital is not necessary pursuant to Rule 17a-5(d)(4) because no material differences exist between the above computation and amounts included in the corresponding unaudited Form X-17a-5 filing as of December 31, 2002 and 2001.

SPRING STREET SECURITIES, INC.
(A Wholly Owned Subsidiary of Wurts & Associates, Inc.)
COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2002 AND 2001

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds as of December 31, 2002 and 2001.

SPRING STREET SECURITIES, INC.
(A Wholly Owned Subsidiary of Wurts & Associates, Inc.)
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2002 AND 2001

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds as of December 31, 2002 and 2001.



MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Spring Street Securities, Inc.
(A Wholly Owned Subsidiary of Wurts & Associates, Inc.)
Seattle, Washington

In planning and performing our audit of the financial statements of Spring Street Securities, Inc. (a wholly owned subsidiary of Wurts & Associates, Inc.) (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 220.8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

13



Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Seattle, Washington
February 10, 2003